UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 5)*

Under the Securities Exchange Act of 1934

UNIVERSAL AMERICAN CORP.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

        913377107
(CUSIP Number)

Michael C. Neus Perry Corp. 767 Fifth Avenue, 19th Floor New York, New York 10153 (212) 583-4000
(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

             April 29, 2011
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)
Page 1 of 9 Pages

CUSIP No. 913377107	Page 2 of 9 Pages

1           Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

Perry Corp.

2           Check the Appropriate Box If a Member of a Group (See Instructions)

a.           [   ]
b.           [X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

New York

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

0

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                        [  ]

13           Percent of Class Represented By Amount in Row (11)

0.0%

14           Type of Reporting Person (See Instructions)

IA, CO

CUSIP No. 913377107	Page 3 of 9 Pages

1           Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

Richard C. Perry

2           Check the Appropriate Box If a Member of a Group (See Instructions)

a.           [   ]
b.           [X]

3           SEC Use Only

4           Source of Funds (See Instructions)

WC

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

United States

	7	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

0

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                        [  ]

13           Percent of Class Represented By Amount in Row (11)

0.0%

14           Type of Reporting Person (See Instructions)

IN, HC

CUSIP No. 913377107	Page 4 of 9 Pages

AMENDMENT NO. 5 TO SCHEDULE 13D

This Amendment No. 5 supplements the information set forth in the Schedule 13D filed by the Reporting Persons (as defined therein) with the United States Securities and Exchange Commission (the “Commission”) on October 25, 2006 (the “Initial Statement”), as amended by Amendment No. 1, filed with the Commission on May 10, 2007 (“Amendment No. 1”), Amendment No. 2, filed with the Commission on September 21, 2007 (“Amendment No. 2”), Amendment No. 3, filed with the Commission on November 26, 2008 (“Amendment No. 3”), and Amendment No. 4, filed with the Commission on January 4, 2011 (“Amendment No. 4” and together with the Initial Statement, Amendment No. 1, Amendment No. 2, and Amendment No. 3, the “Schedule 13D”), relating to shares of Common Stock, par value $0.01 per share (the “Common Stock”) of Universal American Corp., a New York corporation (the “Company”).  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The Schedule 13D is hereby supplementally amended as follows:

Item 1.                 Security and Issuer.

The title of the class of equity security to which this statement on Schedule 13D relates is the Common Stock of the Company. The address of the Company’s principal executive offices is Six International Drive, Suite 190, Rye Brook, NY 10573.

Item 2.                  Identity and Background.

This statement on Schedule 13D is filed on behalf of Perry Corp., a New York corporation, and Richard C. Perry, an American citizen (collectively, the “Reporting Persons”).  Perry Corp. is a registered investment adviser that provides investment management services to private investment funds (the “Perry Funds”).  Richard C. Perry is the President, sole director, and sole stockholder of Perry Corp.  The principal business address of each of Perry Corp. and Richard C. Perry is 767 Fifth Avenue, 19th Floor, New York, NY 10153.  A joint filing agreement of Perry Corp. and Richard C. Perry is attached hereto as Exhibit A.

The names, citizenship, business addresses and principal occupations of each of the directors and executive officers of Perry Corp. (other than Richard C. Perry) are set forth in Exhibit B, which is incorporated herein by reference.

Except as set forth below, during the last five years, neither Perry Corp., Richard C. Perry, nor any of the persons listed in Exhibit B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On July 21, 2009, Perry Corp. settled an administrative proceeding brought by the SEC pursuant to which, while neither admitting nor denying the charges, Perry Corp. agreed to the entry of a cease and desist order requiring future compliance with Section 13(d) under the Securities Exchange Act of 1934 and Rule 13d-1 thereunder, a censure and payment of a $150,000 penalty.  The order resolves the SEC’s inquiry into Perry Corp.’s acquisition of shares of Mylan Corporation in 2004.  Additional information regarding the terms of the settlement can be found in SEC Release No. 34-60351, dated July 21, 2009.

CUSIP No. 913377107	Page 5 of 9 Pages

Item 4.                 Purpose of Transaction.

On April 29, 2011 (the “Closing Date”), Parent and the Company consummated the Merger contemplated by that certain Agreement and Plan of Merger, dated as of December 30, 2010, by and among Parent, the Company, and Ulysses Merger Sub, L.L.C., as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of March 30, 2011 (as amended, the “Merger Agreement”).  Pursuant to the Merger Agreement and the Separation Agreement, dated as of December 30, 2010, as amended by that certain Amendment No. 1 to Separation Agreement, dated March 8, 2011 (as amended, the “Separation Agreement”), by and among Parent, the Company, and Universal American Spin Corporation (f/k/a Ulysses Spin Corp.), upon consummation of the Merger, the Perry Funds became entitled to receive: (i) 6,811,933 shares of common stock, par value $0.01 per share, of Universal American Spin Corporation and $95,367,062 in cash in exchange for 6,811,933 shares of Common Stock, (ii) 4,900 shares of common stock, par value $0.01 per share, of Universal American Spin Corporation and $68,600 in cash in exchange for 4,900 shares of restricted Common Stock, and (iii) 850,000 shares of common stock, par value $0.01 per share, of Universal American Spin Corporation, 3,300,000 shares of non-voting common stock, par value $0.01 per share, of Universal American Spin Corporation, and $58,100,000 in cash in exchange for 41,500 shares of Series A Preferred Stock.  Pursuant to the terms of the Separation Agreement, the Perry Funds are also entitled to receive 27,352 shares of common stock, par value $0.01 per share, of Universal American Spin Corporation and $255,542.32 in cash in exchange for 45,200 options.

The Voting Agreement terminated in accordance with its terms on the Closing Date.

References to, and descriptions of, the Merger Agreement, Voting Agreement, and Separation Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the Merger Agreement, the Voting Agreement and the Separation Agreement.  The Merger Agreement is included as Exhibit 10.1 of the second amendment of the Schedule 13D relating to Common Stock of the Company filed by Lee-Universal Holdings, LLC on January 4, 2011, and is incorporated herein by reference into this Item 4 in its entirety.  Amendment No. 1 to Merger Agreement is included as Annex A to the Company’s Definitive Proxy Statement filed April 4, 2011, and is incorporated herein by reference into this Item 4 in its entirety.  The Voting Agreement was previously filed as Exhibit N to this Schedule 13D and is incorporated by reference into this Item 4 in its entirety.  The Separation Agreement is included as Annex B to the Company’s Definitive Proxy Statement filed April 4, 2011, and is incorporated by reference into this Item 4 in its entirety.

Item 5.                 Interest in Securities of the Issuer.

(a) – (b) Neither Perry Corp. nor Richard C. Perry may be deemed to beneficially own any shares of Common Stock and have no power to vote or dispose of any shares of Common Stock.

None of the persons listed in Exhibit B hereto (other than the Reporting Persons as disclosed herein) beneficially own shares of the Common Stock.

(c)           Other than the transactions disclosed in Item 4, there have been no transactions with respect to the Shares during the sixty days prior to the Date of Event by either Perry Corp. or Richard C. Perry or any of the persons listed in Exhibit B hereto.

(d)           The limited partners of (or investors in) each of two or more private investment funds, or their respective subsidiaries or affiliated entities, for which Perry Corp. acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock (as well as preferred stock and options) held for the accounts of

CUSIP No. 913377107	Page 6 of 9 Pages

their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e)           April 29, 2011.

Item 6.                 Material to be Filed as Exhibits.

Exhibit A* - Agreement between Perry Corp. and Richard C. Perry to file Amendment No. 1 and any future amendments to Schedule 13D jointly on behalf of each of them.

Exhibit B - Executive Officers and Directors of Perry Corp. (other than Richard C. Perry).

Exhibit C* - Securities Purchase Agreement, dated May 7, 2007, by and among Universal American Financial Corp., Lee-Universal Holdings, LLC, Welsh, Carson, Anderson & Stowe X, L.P., Union Square Universal Partners, L.P., Perry Partners, L.P., Perry Partners International, Inc., Perry Commitment Fund, L.P. and Perry Commitment Master Fund, L.P.

Exhibit D† - Restated Certificate of Incorporation of Universal American Financial Corp.

Exhibit E* - Registration Rights Agreement, dated May 7, 2007, among Universal American Financial Corp. and the other parties named on the signature pages thereto.

Exhibit F* - Securities Purchase Agreement, dated May 7, 2007, by and among Universal American Financial Corp., Lee-Universal Holdings, LLC, Welsh, Carson, Anderson & Stowe X, L.P., Union Square Universal Partners, L.P., Perry Partners, L.P., Perry Partners International, Inc., Perry Commitment Fund, L.P. and Perry Commitment Master Fund, L.P.

Exhibit G** - Stockholders’ Agreement of Universal American Financial Corp., dated as of September 21, 2007.

Exhibit H** - Agreement, dated September 18, 2007, by and among Universal American Financial Corp., MH Acquisition II LLC, MHRx LLC, MemberHealth, Inc., Welsh, Carson, Anderson & Stowe IX, L.P., Lee-Universal Holdings, LLC, Welsh, Carson, Anderson & Stowe X, L.P., Union Square Universal Partners, L.P., Perry Partners, L.P., Perry Partners International, Inc., Perry Private Opportunities Fund, L.P., Perry Private Opportunities Offshore Fund, L.P. and Bank of America, N.A. as administrative agent.

Exhibit I** - Escrow Agreement, dated September 18, 2007, by and among Universal American Financial Corp., MH Acquisition II LLC, MHRx LLC, MemberHealth, Inc., Welsh, Carson, Anderson & Stowe IX, L.P., Lee-Universal Holdings, LLC, Welsh, Carson, Anderson & Stowe X, L.P., Union Square Universal Partners, L.P., Perry Partners, L.P., Perry Partners International, Inc., Perry Private Opportunities Fund, L.P., Perry Private Opportunities Offshore Fund, L.P., Bank of America, N.A. as administrative agent and The Bank of New York, as escrow agent.

Exhibit J** - Amendment to Escrow Agreement, dated September 21, 2007, by and among Universal American Financial Corp., MH Acquisition II LLC, MHRx LLC, MemberHealth, Inc., Welsh, Carson, Anderson & Stowe IX, L.P., Lee-Universal Holdings, LLC, Welsh, Carson, Anderson & Stowe X, L.P., Union Square Universal Partners, L.P., Perry Partners, L.P., Perry Partners International, Inc., Perry Private Opportunities Fund, L.P., Perry Private Opportunities Offshore Fund, L.P., Bank of America, N.A. as administrative agent and The Bank of New York, as escrow agent.

CUSIP No. 913377107	Page 7 of 9 Pages

Exhibit K*** - First Amendment to Stockholders’ Agreement, dated July 24, 2008.

Exhibit L*** - Stock Option Agreement, dated September 21, 2007, by and among Universal American Corp., Perry Partners, L.P., Perry Partners International, Inc., Perry Private Opportunities Offshore Fund, L.P. and Perry Private Opportunities Fund, L.P.

Exhibit M*** - Stock Option Agreement, dated July 24, 2008, by and among Universal American Corp., Perry Partners, L.P., Perry Partners International, Inc., Perry Private Opportunities Offshore Fund, L.P. and Perry Private Opportunities Fund, L.P.

Exhibit N**** - Voting Agreement, dated as of December 30, 2010, by and among CVS Caremark Corporation and Perry Corp.

Exhibit O‡- Agreement and Plan of Merger, dated as of December 30, 2010, by and among CVS Caremark Corporation, Ulysses Merger Sub, L.L.C. and Universal American Corp.

Exhibit P‡‡- Amendment No. 1 to Agreement and Plan of Merger, dated as of March 30, 2011, by and among CVS Caremark Corporation, Ulysses Merger Sub, L.L.C. and Universal American Corp.

Exhibit Q§ - Separation Agreement, dated as of December 30, 2010, as amended by Amendment No. 1, dated as of March 8, 2011, by and among CVS Caremark Corporation, Ulysses Merger Sub, L.L.C. and Universal American Corp.

Exhibit R* - Power of Attorney, dated June 21, 2005.

* Previously filed as an Exhibit to Amendment No. 1 and incorporated herein by reference.
† Incorporated by reference to Annex C to the Company’s Registration Statement on Form S-4, Registration No. 333-143822.
**Previously filed as an Exhibit to Amendment No. 2 and incorporated herein by reference.
***Previously filed as an Exhibit to Amendment No. 3 and incorporated herein by reference.
****Previously filed as an Exhibit to Amendment No. 4 and incorporated herein by reference.
‡ Incorporated by reference to Exhibit 10.1 of the second amendment of the Schedule 13D relating to Common Stock of the Company filed by Lee-Universal Holdings, LLC on January 4, 2011.
‡‡Incorporated by reference to Annex A to the Company’s Definitive Proxy Statement filed April 4, 2011
§Incorporated by reference to Annex B to the Company’s Definitive Proxy Statement filed April 4, 2011.

CUSIP No. 913377107	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 3, 2011	PERRY CORP.

By: /s/ Michael C. Neus*
Name: Richard C. Perry
Title: President

Date: May 3, 2011	RICHARD C. PERRY

By: /s/ Michael C. Neus*

*By Michael C. Neus, attorney-in-fact

CUSIP No. 913377107	Page 9 of 9 Pages

EXHIBIT B

Executive Officers and Directors of Perry Corp. (other than Richard C. Perry)

Name	Title
Randall Borkenstein	Chief Financial Officer and Treasurer
Michael C. Neus	General Counsel and Secretary
Paul Leff	Managing Director and Chief Investment Officer
Alp Ercil	Managing Director
Andy Isikoff	Managing Director
David Russekoff	Managing Director
George Brokaw	Managing Director
Adam Stanislavsky	Managing Director

Each of the persons listed above is a citizen of the United States of America.  The business address for each of the persons listed above is: c/o Perry Corp., 767 Fifth Avenue, 19th Floor, New York, NY 10153.